Exhibit (a)(1)(J)

CyberDefender Extends Offer to Warrant Holders

LOS ANGELES, July 28, 2009/PRNewswire-FirstCall/ -- CyberDefender (http://www.cyberdefender.com/) (OTC Bulletin Board: CYDE), an award-winning provider of PC security, Antispyware/Antivirus Software, PC Optimization, PC Support, and Identity Theft Prevention solutions, today announced that it will extend its Offer to Amend Certain Outstanding Warrants until 9:00 p.m. Pacific Time on August 17, 2009.

To date, 45 individuals have participated in the Offer, which, assuming no withdrawals from the Offer, would result in the exercise of warrants for the purchase of 1,740,498 shares of common stock and gross proceeds of $1,978,624.

About CyberDefender Corporation

CyberDefender Corporation (OTCBB: CYDE) believes that its Internet security technology offers the earliest possible detection and most aggressive defense against Internet security attacks. CyberDefender believes that it is the only Internet security software company to combat spyware, viruses, and identity theft using a patent pending secure peer-to-peer collaborative threat protection network (the earlyNETWORK), enabling protection that is unparalleled in speed and flexibility. Products employing the earlyNETWORK include CyberDefender's MyIdentityDefender Toolbar, CyberDefenderFREE V2.0, and CyberDefender Early Detection Center V2.0. All of these products are fully compatible with Microsoft's Vista Operating system and available at http://www.cyberdefender.com/.

SOURCE: CyberDefender

CONTACTS:

           Kevin Harris
           Chief Financial Officer
           CyberDefender
           Kevin@cyberdefender.com
           Tel: 213-689-8631 X127
           Fax: 213-689-8640

           Ken Donenfeld
           DGI Investor Relations
           donfgroup@aol.com
           Tel: 212-425-5700
           Fax: 646-381-9727